UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 37)*

FINISH LINE INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

317923100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 317923100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,803,492 shares of common stock (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,803,492 shares of common stock (see Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 37 (“Amendment No. 37”) to the Schedule 13D filed by the undersigned on April 14, 2017 as amended by Amendment No. 1 thereto filed on May 19, 2017, Amendment No. 2 thereto filed on May 22, 2017, Amendment No. 3 thereto filed on May 25, 2017, Amendment No. 4 thereto filed on June 5, 2017, Amendment No. 5 thereto filed on June 7, 2017, Amendment No. 6 thereto filed on June 19, 2017, Amendment No. 7 thereto filed on June 20, 2017, Amendment No. 8 thereto filed on June 22, 2017, Amendment No. 9 thereto filed on June 23, 2017, Amendment No. 10 thereto filed on June 27, 2017, Amendment No. 11 thereto filed on July 7, 2017, Amendment No. 12 thereto filed on July 11, 2017, Amendment No. 13 thereto filed on July 13, 2017, Amendment No. 14 thereto filed on July 19, 2017, Amendment No. 15 thereto filed on July 24, 2017, Amendment No. 16 thereto filed on July 25, 2017, Amendment No. 17 thereto filed on July 27, 2017, Amendment No. 18 thereto filed on August 14, 2017, Amendment No. 19 thereto filed on August 16, 2017, Amendment No. 20 thereto filed on August 21, 2017, Amendment No. 21 thereto filed on August 22, 2017, Amendment No. 22 thereto filed on November 1, 2017, Amendment No. 23 thereto filed on November 20, 2017, Amendment No. 24 thereto filed on December 19, 2017, Amendment No. 25 thereto filed on December 20, 2017, Amendment No. 26 thereto filed on January 8, 2018, Amendment No. 27 thereto filed on January 12, 2018, Amendment No. 28 thereto filed on January 22, 2018, Amendment No. 29 thereto filed on February 20, 2018, Amendment No. 30 thereto filed on March 28, 2018, Amendment No. 31 thereto filed on March 29, 2018, Amendment No. 32 thereto filed on April 24, 2018, Amendment No. 33 thereto filed on May 21, 2018, Amendment No. 34 thereto filed on May 25, 2018. Amendment No. 35 thereto filed on May 31, 2018 and Amendment No. 36 thereto filed on June 4, 2018 (the “Schedule 13D”). This Amendment No. 37 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 2,803,492 Shares, representing a 6.92% economic interest in the Shares.

(b) The Reporting Person has the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,803,492 Shares it beneficially owns.

(c) The following table lists each of the purchases and sales by the Reporting Person of Shares during the past 60 days.

Date of transaction	Type of transaction	Number of Shares	Price per Share (USD)
4 June 2018	Sale	286,499	13.58
4 June 2018	Sale	95,980	13.58
5 June 2018	Sale	149,162	13.53
6 June 2018	Sale	162,144	13.53
7 June 2018	Sale	134,723	13.54

The following table lists each of the purchases and sales by the Reporting Person of contracts for differences (“CFDs”) in respect of the Shares during the past 60 days. Each of these CFDs were entered into with unrelated third parties and provided that the parties would exchange the difference in the value of the Shares at the time at which the contract was agreed and the time at which it was closed.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed (USD)
17 April 2018	Sale	2,500	12.00
17 April 2018	Sale	200	13.00
17 April 2018	Sale	2,500	12.00
18 April 2018	Sale	1,000	12.00
20 April 2018	Sale	485,000	12.00
20 April 2018	Sale	651,600	12.00
20 April 2018	Sale	252,800	12.00
20 April 2018	Sale	291,500	12.00
20 April 2018	Sale	187,500	12.00
20 April 2018	Sale	250,000	12.00
20 April 2018	Sale	100,000	12.00
20 April 2018	Sale	69,300	12.00
20 April 2018	Sale	500,000	12.00
20 April 2018	Sale	200,000	12.00
20 April 2018	Sale	360,000	12.00
20 April 2018	Sale	15,800	12.00
20 April 2018	Sale	300,000	12.00
1 May 2018	Sale	2,500	12.00
7 May 2018	Sale	1,700	12.00
8 May 2018	Sale	1,000	13.00
15 May 2018	Sale	45,000	12.00
17 May 2018	Sale	488,900	12.00
17 May 2018	Sale	14,500	13.00
17 May 2018	Sale	100	12.00
17 May 2018	Sale	55,700	13.00
17 May 2018	Sale	852,800	13.00
17 May 2018	Sale	187,100	13.00
18 May 2018	Sale	400	13.00
21 May 2018	Sale	113,128	13.47
22 May 2018	Sale	201,229	13.47
23 May 2018	Sale	132,186	13.46
23 May 2018	Sale	196,965	13.46
25 May 2018	Sale	82,592	13.50
25 May 2018	Sale	207,101	13.53
29 May 2018	Sale	167,922	13.54
29 May 2018	Sale	673,619	13.54
31 May 2018	Sale	723,111	13.58
1 June 2018	Sale	464,746	13.61
4 June 2018	Purchase	286,499	13.58

There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

(d) Not known.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

Sports Direct International plc

By:	/s/	Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary